SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: December 12th, 2005

FOR IMMEDIATE RELEASE

SILICOM’S TIER-1 SECURITY INDUSTRY CUSTOMER
SELECTS SILICOM CARDS FOR ADDITIONAL LINE
OF SECURITY APPLIANCES

– Customer’s 12-Month Order Forecast: ~$2M –

        KFAR SAVA, Israel–December 12, 2005 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has been selected by one of its Tier-One security industry customers to supply Multiport Gigabit Ethernet adapters for a different line of its security appliances. According to the customer’s sales forecast for this specific line of security appliances, its requirements for Silicom’s adapters will reach approximately $2 million over a 12-month period. Of this, the customer has already placed initial orders amounting to $200,000.

        After achieving its Design Win with this major manufacturer earlier this year, Silicom and the customer engaged in an intensive working relationship during which the Company proved its ability to deliver significant quantities of high-quality products on time. This demonstration of both technological and organizational excellence was a key factor that led the customer to again select Silicom.

        “We are proud to be ramping up our relationship with this prestigious manufacturer, an achievement that proves the quality of our products as well as our ability as an organization to satisfy our customers,” said Mr. Shaike Orbach, President and CEO of Silicom.

        “Our Design Win business model continues to prove its power. Besides paving the way to an ongoing flow of orders, each Design Win makes it easier for us to secure additional business from our current customers’ organizations, continually building the total revenue potential of each customer.

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il